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                                  UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 FORM 12b-25

                         NOTIFICATION OF LATE FILING

                                                    Commission File Number
                                                                          ------
(Check One):

[X] Form 10-K and Form 10-KSB               [ ] Form 11-K

[ ] Form 20-F            [ ] Form 10-Q and Form 10-QSB            [ ] Form N-SAR

For Period Ended: 12/31/1998
                  --------------------------------------------------------------

[ ] Transition Report on Form 10-K and Form 10-KSB

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q and Form 10-QSB

[ ] Transition Report on Form N-SAR

For the Transition Period Ended:
                                 -----------------------------------------------

    Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                        ----------------------

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                                     PART I
                             REGISTRANT INFORMATION


Full name of registrant

GRAND ADVENTURES TOUR & TRAVEL PUBLISHING CORPORATION
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Former name if applicable

RILEY INVESTMENTS, INC.
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Address of principal executive office (Street and number)

211 E. 7th Street, 11th floor,
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City, state and zip code

Austin, TX 78701
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                                    PART II
                            RULES 12b-25(b) AND (c)

    If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

    (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, Form 20-F, 11-K, Form N-SAR, or portion thereof
[X] will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                   NARRATIVE

    State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Company's Chief Financial Officer was hospitalized over the weekend (3/28) and, at this point in time, the date of his expected return is not known. The Chief Financial Officer has primary responsibility for the preparation of the company's annual report on Form 10-KSB due 3/31/99. The hospitalization of the Chief Financial Officer will preclude the timely filing of the Company's annual report.



                                  12b25-1
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                                    PART IV
                               OTHER INFORMATION

    (1) Name and telephone number of person to contact in regard to this notification.

Lisa Luttrull                       512                       391-2031
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     (Name)                      (Area Code)             (Telephone Number)

    (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                                                             [X] Yes      [ ] No

    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                             [X] Yes      [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

            GRAND ADVENTURES TOUR & TRAVEL PUBLISHING CORPORATION
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: March 30, 1999            By: /s/ JAY JUBA, President/COO
      ------------------------     ---------------------------------------------

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

    Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).



                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

                                    12b25-2
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PART IV. OTHER INFORMATION

(3) For the year, the company's revenues, subject to final independent audit adjustments, increased $3,584,000, or 28 percent to $16,357,000 compared to revenues of $12,772,000 for 1997 year. The net loss for the year was $1,686,000, or 58 cents a share, compared to a net loss of $598,000, or 44 cents a share, for the prior year. Net loss increased $1,087,000, or 182 percent from December 31, 1997 to December 31, 1998.

All of the above numbers are subject to final independent audit adjustments.

GATT
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INCOME STATEMENT COMPARISON
FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1998, RESPECTIVELY


                                                                                     UNAUDITED
                                                                 DECEMBER 31,        DECEMBER 31,
                                                                    1997                1998
                                                                -------------       -------------
REVENUES
     Hotel revenue                                               4,294,917.40        5,675,904.19
     Cruise and tour revenue                                     7,878,461.47        9,752,847.00
     Magazine subscription and advertising revenue                 581,176.46          765,578.62
     Merchandise and other revenue                                  17,639.78           18,877.47
     Investment Income                                                   0.00          143,466.76
                                                                -------------       -------------
          Total Revenues                                        12,772,195.11       16,356,674.04

COST OF SALES
     Hotel cost                                                  3,158,937.20        4,405,837.45
     Cruise and tour cost                                        7,000,289.25        8,629,258.64
     Magazine publishing cost                                      155,672.07        1,109,238.11
     Merchandise cost                                                1,410.25                0.00
                                                                -------------       -------------
          Total Cost of Sales                                   10,316,308.77       14,144,334.20
                                                                -------------       -------------

          GROSS PROFIT                                           2,455,886.34        2,212,339.84

OPERATING EXPENSES
     Selling, general and administrative expenses                1,548,649.41        1,766,818.50
     Wages                                                       1,108,745.06        2,041,151.73
     Depreciation and amortization                                  39,856.81           90,004.22
     Bridge loan financing charge                                  357,130.00                0.00
                                                                -------------       -------------
          Total Operating Expenses                               3,054,381.28        3,897,974.45
                                                                -------------       -------------
  Net Loss Before Income Taxes                                    (598,494.94)      (1,685,634.61)

  Income Tax Expense                                                     0.00
                                                                -------------       -------------
  Net (Loss)                                                      (598,494.94)      (1,685,634.61)
                                                                =============       =============

  Net (Loss) Per Common Share (Note 2)                                  (0.44)              (0.56)
  Weighted Average Common Shares Outstanding                        1,371,289           3,024,883

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